

September 19, 2012

Via E-mail
Mr. Hongwen Li
Chief Executive Officer
U.S. China Mining Group, Inc.
17890 Castleton Street, Suite 112
City of Industry, California 91748

> **Re:** **U.S. China Mining Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 30, 2012**
> **Response Dated September 4, 2012**
> **File No. 000-53843**

Dear Mr. Li:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-8

Goodwill, page F-9

1.   Please further explain to us how you determined the total cash inflows for Tong Gong over the next five years of $37.36 million, and the per year cash flows of $8.07 million

thereafter. In your response, tell us the price, profit margins, net income ratios and estimated production and sales volumes that you used to arrive at these cash inflows. Also tell us the total number of periods over which you have projected the cash inflows, and the basis for using this number of periods.

2.   We note your response to comment two of our letter dated August 9, 2012 and understand that you apply a 65-70% recovery rate to your in-place resources in determining cash flows used in your goodwill impairment analysis of the Tong Gong reporting unit. Please address the following points:

- Tell us why you use a higher recovery rate of 70% versus the 55% rate used by your consultant, JTB in projecting cash flows of the Tong Gong mine.

- Tell us the quantities of each class, measured, indicated, and inferred, that are used in your cash flow projection and the mining and processing recovery rates you apply to each class.

- Provide historical data that supports your conversion of resources to saleable reserves for each class of resource type used in your impairment testing. At a minimum, the reconciliation of resources to reserves should cover the periods presented in your filing.

Form 10-Q for the Quarter Ended June 30, 2012

Management's Discussion and Analysis, page 27

3.   We note your disclosures indicating that you did not produce or sell any coal from the Xing An mines for the quarter ended June 30, 2012 due to the mine retrofit project and seasonality due to the permafrost nature of the mines. Please address the following points:

- Provide details sufficient to understand the reasons for undertaking the mine retrofit project, when the project commenced, how long it will take to complete, and when you expect to recommence production and sales at Xing An.

- Explain why the "permafrost nature of the mines" caused you suspend production at the Xing An mines in the second quarter of 2012, but did not affect production in the during the quarter ended June 30, 2011.

4.   We note your response to comment four of our letter dated August 9, 2012 related to the deterioration of earnings caused by shipping difficulties experienced by a customer of Xing An. Please address the following points:

- Further explain to us the details about the transportation constraints that you encountered, including why they arose, the anticipated timing of these limitations and the reason(s) why you believe your limited access to railway transportation is only temporary.

- Provide us with an update as to whether the shipping difficulties have been alleviated in the third quarter of 2012, and if the customer has taken the remaining coal inventory and resumed its purchases of coal from Xing An.

- To the extent that these conditions continue to exist in future periods, confirm to us that you will expand your MD&A to clearly explain the reasons for these continual shipping difficulties, the adverse effects they had and may continue to have on your results of operations and your expectations of when these matters will be alleviated.

You may contact Craig Arakawa at (202) 551-3650, or John Archfield at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining